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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons — 646-562-1803
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/16

OATH OR AFFIRMATION

I, James Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen and Company, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer
Title



Notary Public 2/26/13

MARITES B. CANLAS-MOJICA
Notary Public, State of New York
No. 01CA6122691
Qualified in New York County
Term Expires February 22, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cowen and Company, LLC
Consolidated Statement of Financial Condition
December 31, 2012


pwc

Cowen and Company, LLC

Consolidated Statement of Financial Condition
December 31, 2012

Cowen and Company, LLC
Index
December 31, 2012

Page(s)



Independent Auditor's Report

To the Member and Board of Directors of
Cowen and Company, LLC

We have audited the accompanying consolidated statement of financial condition of Cowen and Company, LLC and its subsidiaries (the "Company") as of December 31, 2012.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Cowen and Company, LLC and its subsidiaries at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 1, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Cowen and Company, LLC
Consolidated Statement of Financial Condition
December 31, 2012

(in thousands)

Assets		
Cash and cash equivalents	$	35,812
Securities owned, at fair value		58,599
Receivable from brokers, dealers and clearing brokers		35,766
Corporate finance and syndicate receivables		13,190
Other assets		6,988
Total assets	$	150,355
Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased, at fair value	$	67,471
Payable to brokers, dealers and clearing brokers		1,584
Due to related parties		21,230
Accounts payable, accrued expenses and other liabilities		2,671
Total liabilities		92,956
Commitments and contingencies (Note 10)		
Member's equity		57,399
Total liabilities and member's equity	$	150,355

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

1. Organization and Basis of Presentation

Cowen and Company, LLC (the "Company" or "Cowen"), a Delaware single member limited liability corporation, is the U.S. broker dealer wholly owned subsidiary of Cowen Holdings, Inc. ("CHI") which is a wholly owned subsidiary of Cowen Group, Inc. ("CGI" or "Parent"). The Company is a full-service investment banking and securities brokerage firm focused on the emerging growth sectors of healthcare, technology, alternative energy, consumer, aerospace & defense, financial technology, REITs and media & communications. The Company consolidates the financial results of Ramius Japan Ltd ("Ramius Japan") and Ramius Optimum Investments LLC ("ROIL"). Ramius Japan's primary business was to provide marketing and administrative services to its affiliates. The Parent is in the process of winding down Ramius Japan. ROIL's primary business is to invest in securities and assets of any kind.

The Company clears its securities transactions on a fully disclosed basis and does not carry customer funds or securities. The Company is a registered broker dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Ramius Japan and ROIL. All material intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is primarily concentrated in one financial institution.

Securities Transactions
Principal securities transactions are recorded on a trade date basis. Equity securities are reflected at fair value.

Fair Value Measurements

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
Level 3	Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Equity Securities

Equity securities are valued based on quoted market prices. Equity securities that trade in active markets are classified within Level 1, and equity securities that trade in inactive markets are classified within Level 2. Equity securities in privately held companies are valued using inputs that are unobservable to the extent observable inputs are not available. Unobservable inputs are developed based on the best information available and play a significant role in the determination of fair market value and are consequently classified within Level 3.

Fixed Income Securities

Fixed income securities are valued based on broker quotes, trading activity, levels provided by published pricing services, counterparties, and pricing models where applicable. These positions trade in markets of varying liquidity and are classified as Level 2.

Options

Listed options are valued based on quoted market prices and trading activity from their respective exchange. The options trade in generally active markets and are classified within Level 1.

Municipal Bonds
Municipal bonds are valued based on broker quotes, trading activity, levels provided by published pricing services, counterparties, and pricing models where applicable. The positions trade in generally active markets and are classified as Level 1.

Warrants
Warrants in public companies are valued using a Black-Scholes valuation model, based on both observable and unobservable inputs directly related to the warrants. Key inputs such as volatility vary by warrant and take into consideration factors such as restrictions, borrow, and liquidity. Overall, given that the inputs used to derive value are subject to the portfolio manager's view of prevailing market conditions, nonlisted warrants are classified as Level 3.

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments. In some instances, the Company retains an independent pricing vendor to assist in valuing certain instruments.

Certain of the Company's investments are relatively illiquid or thinly traded and may not be immediately liquidated on demand if needed. Fair values assigned to these investments may differ significantly from the fair values that would have been used had a ready market for the investments existed and such differences can be material.

Corporate Finance and Syndicate Receivables
Corporate finance and syndicate receivables, include receivables relating to the Company's investment banking and advisory engagements net of allowance. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis.

Foreign Currency
The functional currency of the Company's foreign subsidiary is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

Contingencies
In accordance with GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Income Taxes
The Company is a single member limited liability company that is disregarded for income tax purposes. The Company joins in the consolidated tax return of CGI for U.S. federal, state and local income tax purposes. For financial accounting purposes, the Company recognizes taxes based on its allocated share of tax from CHI, as if it operated on a stand-alone basis. Federal, state and local income taxes as well as benefits for federal, state, and local net operating losses are allocated based on an informal tax sharing policy between the Company and other members of CGI's consolidated group, which includes CHI. Under this policy, members of CGI's consolidated group that contribute net operating losses are allocated a portion or all of the taxable income

generated by the remaining members of the consolidated group. The loss members are compensated in an amount equal to the tax savings generated from the utilization of their respective tax losses to offset taxable income of other members only when such utilization either (i) generates a tax receivable from federal, state, or local taxing authorities for CGI's consolidated group during a taxable year or (ii) the tax liability of the CGI consolidated group towards federal, state, or local taxing authorities for a taxable year is reduced. The Company records such compensation as either contribution from or distribution to CHI, consistent with guidance under ASC 740 that applies to limited liability companies not part of a formal tax sharing agreement. For the year ended December 31, 2012, the CGI consolidated tax group generated net operating losses so the Company was not compensated for its losses that were used to offset taxable income from other consolidated members.

Ramius Japan is subject to taxation in Japan and any related foreign current and deferred taxes are reflected in the Company's tax balances.

The Company accounts for income taxes in accordance with ASC 740 which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 9, "Income Taxes" for additional information and disclosures.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CGI's equity and incentive compensation plans. See Note 5, "401(k) Savings Plan, Forgivable Loans, and Share-Based Compensation" for a description of these awards.

Accounting Developments
Recently issued accounting pronouncements

In December 2011, the FASB issued amended guidance which will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. In January 2013, the FASB issued amended guidance to clarify the specific instruments that should be considered in these disclosures. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this amended guidance should not have a material impact on the Company's financial condition or results of operations.

Recently adopted accounting pronouncements

In May 2011, the FASB issued amended guidance clarifying how to measure fair value and requires additional disclosures regarding fair value measurements. The amendments, among other things, prohibit the use of blockage factors at all levels of the fair value hierarchy, provide guidance on measuring financial instruments that are managed on a net portfolio basis, and clarify guidance on the application of premiums and discounts in measuring fair value. Additional disclosure requirements include the disclosure of transfers between Level 1 and Level 2, and for Level 3, fair value measurements, a description of the valuation processes and additional information regarding unobservable inputs affecting Level 3 measurements. The amendments were effective for the Company beginning in 2012. The adoption of this amended guidance did not have a material impact on the Company's financial condition or results of operations.

3. Transactions With Related Parties

Related party balances at December 31, 2012 are included in the accompanying consolidated financial statement under the following captions:

(in thousands)	
Liabilities	
Due to related parties	$ 21,230

The Company entered into a service level agreement with an affiliate Cowen Services Company, LLC ("CSC") in which the employment of all the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties in the consolidated statement of financial condition.

At December 31, 2012, the Company has a payable to ATM of $0.1 million which is included in due to related parties on the statement of financial condition.

Ramius Japan has a subordinated loan with Ramius LLC, an affiliate. The table below details the commencement date, principal amount and maturity date of the loan as of December 31, 2012.

(in thousands)	Principal Amount	Maturity Date
Loan commencement date		
March 31, 2011	$ 717	April 1, 2013
	$ 717	

The loan bears interest at a rate of 4% per annum, which is accrued monthly. Accrued interest is recorded in Due to related parties.

4. Exchange Memberships

Exchange memberships provide the Company with the right to do business on the exchanges of which it is a member. As part of its assessment of the other-than-temporary impairment of these assets, the Company considers and evaluates various financial and economic factors including recent sales of similar memberships. No other-than-temporary impairment in value of the Company's exchange memberships occurred in 2012. The Company carries the exchange memberships at cost which are included in other assets in the consolidated statement of financial condition in the amount of $0.3 million. The fair value of the exchange memberships was approximately $0.4 million at December 31, 2012 and was based on recent sales of similar memberships.

5. 401(k) Savings Plan, Forgivable Loans, and Share-Based Compensation

401(k) Savings Plan

The Company participates in a 401(k) defined contribution retirement savings plan sponsored by CGI. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations. The Company provides discretionary contributions for certain employees that are equal to a specified percentage of the eligible participant's compensation.

Forgivable Loans

A portion of compensation paid to certain employees is made in the form of forgivable loans. These forgivable loans provide for a cash payment up-front to employees, with the amount due back to the Company forgiven over a vesting period. An employee that voluntarily ceases employment, or is terminated with cause, is generally required to pay back to the Company any unvested forgivable loans granted to them. The forgivable loans are recorded as an asset to the Company on the date of grant and payment.

As of December 31, 2012, the unamortized balance of forgivable loans was $2.3 million and is included in other assets in the consolidated statement of financial condition.

Share-Based Compensation

The Company's employees participate in CGI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units and other equity based awards to its employees, consultants and directors for up to 17,725,000 shares of common stock.

The Company accounts for its share-based awards as payment for employee services in accordance with GAAP.

The Company values the options using the Black-Scholes option valuation model which requires the Company to make assumptions regarding the expected term, volatility, risk-free rate and dividend yield.

The following table summarizes the Company's stock option activity under plan for the twelve months ended December 31, 2012:

	Shares Subject to Option	Average Exercise Price/ Share[1]	Average Remaining Term	Aggregate Intrinsic Value[2]
Balances outstanding at beginning of year	432,149	$ 16.00	1.54	$ -
Options transferred	-	-		
Options granted	-	-		
Options exercised	-	-		
Options forfeited	-	-		
Options expired	(92,665)	-		
Balances outstanding at end of year	339,484	$ 16.00	0.53	$ -
Options exercisable at end of year	339,484	$ 16.00	0.53	$ -

(1) No options were exercised through December 31, 2012.

(2) Based on CGI's closing stock price of $2.45 on December 31, 2012.

During the year ended December 31, 2012, no stock options vested.

Restricted Shares and Restricted Stock Units Granted to Employees

The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2012:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Balances at beginning of year	4,973,786	$ 5.40
Granted	6,281,207	2.83
Vested	(3,341,812)	2.57
Forfeited	(608,044)	3.51
Balances at end of year	7,305,137	$ 4.64

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CGI's common stock on the date of grant.

As of December 31, 2012, the Company had $17.4 million of unrecognized compensation cost related to grants of nonvested restricted shares.

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2012:

(in thousands)	Owned	Sold, Not Yet Purchased
Fixed income securities	$ 6,610	$ 61
Equity securities	42,755	60,211
Warrants	97	-
Options	9,128	7,199
Municipal bonds	9	-
Total inventory	$ 58,599	$ 67,471

Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the consolidated financial statement.

Substantially all securities owned are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

The following table summarizes the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2012:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Fixed income securities	$ -	$ 6,610	$ -	$ 6,610
Municipal bonds	9	-	-	9
Equity securities	42,519	-	236	42,755
Warrants	-	-	97	97
Options	9,128	-	-	9,128
	$ 51,656	$ 6,610	$ 333	$ 58,599
Liabilities				
Fixed income securities	$ -	$ 61	$ -	$ 61
Equity securities	60,211	-	-	60,211
Options	7,199	-	-	7,199
	$ 67,410	$ 61	$ -	$ 67,471

Level 3 Rollforward
(in thousands)

	Warrants	Equities	Total
Assets			
Beginning balance	$ 150	$ 334	$ 484
Transfers in	-	-	-
Transfers out	-	-	-
Sales	(130)	-	(130)
Unrealized loss	(219)	(98)	(317)
Purchases	296	-	296
	$ 97	$ 236	$ 333

There were no transfers out of Level 3 and no transfers between Level 1 and 2 for the year ended December 31, 2012.

The following table includes quantitative information as of December 31, 2012 for financial instruments classified within Level 3. The table below quantifies information about the significant unobservable inputs used in the fair value measurement of the Company's Level 3 financial instruments.

(in thousands)

	Fair Value	Valuation techniques	Unobservable Inputs	Range (weighted average)
Equities	$ 236	Discounted cash flows, market multiples, recent transactions, bid levels, and comparable transactions	Market multiples, and DCF discount rate	Recent transaction
Warrants	97	Model based	Volatility	Volatility: 20% to 40%
	$ 333			

The Company has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments which includes ongoing oversight by the valuation committee as well as periodic audits performed by the Company's internal audit group. The valuation committee is comprised of senior management, including noninvestment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments, including the review of the results of the independent price verification process, approval of new trading asset classes and use of applicable pricing models and approaches.

The US GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the valuation committee and the internal audit group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company reviews a daily profit and loss report, as well as other periodic reports, and analyzes material changes from period-to-period in

the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The fair market value for Level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants and options are not readily observable and subject to interpretation. The interrelationship between unobservable inputs may vary significantly amongst Level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement.

7. Receivable From and Payable to Brokers, Dealers and Clearing Brokers

Receivable from and payable to brokers, dealers and clearing brokers primarily include proceeds from securities sold short including commissions and fees related to securities transactions, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, may be restricted until the securities are purchased.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2012, consist of the following:

(in thousands)	Receivable	Payable
Clearing brokers	$ 30,174	$ 59
Fees and commissions	5,592	1,525
	$ 35,766	$ 1,584

8. Regulatory Requirements

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $1.0 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2012, the Company had net capital of approximately $32.3 million, which was approximately $31.3 million in excess of its minimum net capital requirement.

Pursuant to an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

9. Income Taxes

The taxable results of the Company's operations are included in the results of the consolidated tax returns of CGI.

As of December 31, 2012, the Company had income taxes payable of approximately $0.06 million which is included in account payable, accrued expenses and other liabilities in the consolidated statement of financial condition.

For the year ended December 31, 2012, the effective tax rate of (0.1%) differs from the statutory rate of 35% primarily due to an increase in the Company's valuation allowance, deferred compensations and other nondeductible expenses.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The components of the Company's deferred tax assets and liabilities as of December 31, 2012 are as follows:

(in thousands)

Deferred tax assets, net		
Net operating loss	$	43,061
Compensation and employee benefits		14,623
Goodwill		10,928
Other		3,872
Unrealized losses on investments		632
Total deferred tax assets		73,116
Valuation allowance		(73,116)
Deferred tax assets, net of valuation allowance		-
Deferred tax liabilities		
Other		(69)
Total deferred tax liabilities		(69)
Deferred tax assets, net of deferred tax liabilities	$	(69)

Deferred tax assets, net of valuation allowance, are reported in other assets in the consolidated statement of financial condition.

The net change in valuation allowance for the year ended December 31, 2012 was approximately $0.5 million. The Company recorded a full valuation allowance against its deferred tax assets of $73.1 million as management believes it is more likely than not that the deferred tax assets will not be realized. Separately, the Company has deferred tax liabilities of $0.1 million at December 31, 2012.

At December 31, 2012, the Company had net operating loss carryforwards for U.S. tax purposes of approximately $108.2 million, which will expire between 2029 and 2032.

The Company's ultimate parent company, CGI, is subject to examination by the United States Internal Revenue Service and state and local tax authorities where the Company has significant operations, such as New York, for all tax years since 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. Currently, the Company or its consolidated or combined tax groups are not undergoing any examination by taxing authority for any open tax years and the Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As such, the Company does not have any uncertain tax positions recorded for the year ended December 31, 2012.

10. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company and its affiliates and subsidiaries and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and related parties) are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief. In most circumstances the company is indemnified for underwriting services provided.

In the ordinary course of business, the Company and related parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

Long-Term Commitments
The Company entered into agreements with certain information technology and clearing services providers including Fidessa Group PLC, Bloomberg LP, Thomson Financial, Sungard and National Financial Services LL. As of December 31, 2012, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)

2013	$ 5,921
2014	4,184
2015	11
	$ 10,116

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying consolidated statement of financial condition for these arrangements.

11. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to fluctuations in the fair values of securities owned and sold, but not yet purchased, and its role as a financial intermediary in customer trading and market making activities. Market risk is inherent in financial instruments and risks arise in options and warrants from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. The Company trades in equity securities as an active participant in both listed and over the counter markets. The Company typically maintains securities in inventory to facilitate its market making activities and customer order flow. The Company may use a variety of risk management techniques and hedging strategies in the ordinary course of its business to manage its exposures. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's transactions are conducted within acceptable risk tolerance parameters, particularly when the Company commits its own capital to facilitate client trading. Activities include price verification procedures, position reconciliations and reviews of transaction booking.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2012, the Company had recorded no liability.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

12. Subsequent Events

The Company has evaluated events that have occurred since December 31, 2012 and through March 1, 2013, being the date that the financial statements were being issued.


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